                                                                    Exhibit 99.1

[AEGON LOGO]                                                              870818
                                                                   PRESS RELEASE





NET INCOME EUR 355 MILLION FOR FOURTH QUARTER; NET INCOME PER SHARE EUR 0.23

FULL YEAR 2002 NET INCOME EUR 1,547 MILLION, 35% LOWER THAN 2001 EARNINGS; NET INCOME PER SHARE EUR 1.08

2002 DIVIDEND OF EUR 0.74 IS PROPOSED; FINAL DIVIDEND OF EUR 0.37 IS PROPOSED TO BE PAID ENTIRELY IN SHARES

HIGHLIGHTS

(amounts in millions, except per share data)

---------------------------------------------------------------------------------------------------------
Fourth    Full                                  Fourth    Fourth             Full         Full
quarter   year                                  Quarter   quarter            year         year
 2002     2002                                   2002      2001              2002         2001
 USD       USD                                   EUR       EUR      %        EUR          EUR         %
  300     1,751  Income before tax                285       809    -65       1,849        3,243      -43
  359     1,465  Net income                       355       640    -45       1,547        2,397      -35
 0.23      1.02  Net income per share            0.23      0.46    -50        1.08         1.76      -39
5,245    20,220  Premium income                 5,219     5,518     -5      21,356       21,578       -1
2,346     8,873  Investment income              2,339     2,570     -9       9,372        9,933       -6
7,717    29,487  Total revenues                 7,685     8,177     -6      31,144       31,895       -2
1,400     4,935  Commissions and expenses       1,403     1,209     16       5,212        4,574       14
  664     2,349  New life production              666       618      8       2,481        2,617       -5
7,304    30,113  Gross deposits (1)             7,226     7,361     -2      31,805       30,643        4
         14,924  Shareholders' equity                                       14,231       15,923      -11
        249,807  Total assets                                              238,206      264,061      -10

1) Annuity, GIC and savings deposits are not included in revenues

Chairman's statement
--------------------
"In line with our November 2002 forecast, the full year 2002 net income was 35% lower than 2001. Low interest rates, bond credit defaults and the volatile and weak equity markets of the past several years have had a significant impact on our bottom line results. Lower operating results were partially offset by a lower effective tax rate. Nonetheless, we believe the Group is successfully managing through the current challenges to the industry as evidenced by our strong solvency position of over two times the EU minimum standard and our recent new business results," said Don Shepard, CEO and Chairman of the Executive Board. "Fourth quarter standardized life production was up in the Americas, the Netherlands and the UK."

"By continuation of our strategy we are enhancing our distribution capabilities in existing and new markets to reach more customers while improving the operating efficiency of our organization. During 2002, we expanded distribution in the United Kingdom with the acquisition of several high quality IFAs. In the Netherlands, the acquisition of TKP Pensioen enhances our capability in managing larger pension schemes; and in the United States we had a solid production year in our major business units. We have also extended our footprint into France through the partnership with La Mondiale. At the same time, cost reduction initiatives in the US and the UK are on track."

Outlook 2003
------------
AEGON remains strongly positioned and capitalized in the markets in which it operates. Business operations are sound and we look forward to profitable new business growth and lower expense levels. Nonetheless, weak and volatile financial markets and geo-political uncertainty continue to create a difficult operating environment for our businesses. AEGON's Executive Board remains cautious in its outlook for 2003 and is not providing an earnings forecast at this time.

Key points fourth quarter 2002
------------------------------
o Standardized life production increased 12% in the Americas, 5% in the Netherlands and 1% in the UK compared to the fourth quarter 2001. Total annuity and GICs deposits increased 15% in the Americas, while off balance sheet production was lower in the Americas (-13%) and Netherlands (-21%) but significantly higher in the United Kingdom.

o Default provisions in the USA were strengthened by USD 219 million (EUR 219 million) compared to USD 482 million (EUR 538 million) in the fourth quarter of 2001. The balance of the USA default provisions at December 31 was USD 281 million.

o Additional deferred policy acquisition cost (DPAC) amortization (unlocking) and provisioning for guaranteed minimum benefits resulted from lowering the equity return assumptions. Additional DPAC amortization on variable annuities in the USA was USD 77 million (EUR 76 million) and CAD 16 million (EUR 9 million) in Canada. Provisions for variable and unit linked products with guaranteed minimum benefits were strengthened by USD 84 million in the USA (EUR 86 million), CAD 67 million (EUR 45 million) in Canada and by EUR 25 million in the Netherlands.

o Fourth quarter 2001 results included a USD 307 million (EUR 343 million) profit on the sale of our operations in Mexico.

o Net loss for Transamerica Finance Corporation was USD 15 million compared to a USD 15 million profit in the fourth quarter 2001. The loss in the fourth quarter was due primarily to credit loss provisions in commercial lending and aircraft leasing, partially offset by stronger results in real estate information services.

o Interest charges and other were EUR 17 million lower reflecting lower interest rates and debt levels and a release of the provision for the general insurance run-off operations in the UK.

Key points full year 2002.
--------------------------
o Results include an additional USD 89 million (EUR 94 million) pre-tax earnings from the acquired J.C. Penney insurance operations.

o Results for 2001 include USD 73 million (EUR 81 million) pre-tax earnings from the divested operations in Mexico and a USD 307 million (EUR 343 million) gain on sale.

o Additions to provision for defaults in the USA totaled USD 774 million (EUR 817 million) compared to USD 565 million (EUR 631 million) for 2001.

o Accelerated DPAC amortization (unlocking) was EUR 450 million compared to positive unlocking of EUR 22 million for 2001.

o Provisions for guaranteed minimum benefits were strengthened by EUR 482 million.

o Currency influence on net income was -2% and on shareholders' equity was EUR -2,190 million.

o Shareholders' equity was EUR 14,231 million at December 31, 2002. As a result of active balance sheet management, shareholders' equity increased from 70% in 2001 to 71% in 2002 of total capital base. As of December 31, 2002, solvency for AEGON N.V. was in excess of two times the minimum EU capital requirement. The EUR 1,692 million reduction in equity largely reflects currency exchange rate influences and unrealized investment losses offset partly by additional paid-in capital on preferred shares as a result of the transaction with Association AEGON.

o The effective tax rate for 2002 was 19% compared to 28% for 2001. The lower effective tax rate is largely due to a reduction of the deferred tax liability, favorable adjustments resulting from the filing of the 2001 corporate tax returns in the US, lower taxable income relative to tax preferred investments and tax-exempt income, and the use of tax losses in the UK.

The Hague, March 6, 2003
--------------------------------------------------------------------------------
Inquiries:
AEGON N.V.
Group Communications                              Investor Relations
Phone : +31 (0)70 344 83 44                       NL  +31 (0)70 344 83 05
                                                  USA +1 410 576 45 77
Web site: www.aegon.com
-----------------------

Press conference
A press conference will be held this morning at AEGON's headquarters in The Hague at 10.30 MET (09.30 GMT; 4.30 a.m. ET). This press conference will be webcast live on AEGON's website homepage (www.aegon.com).
                                          -------------
Conference call
---------------
An investor conference call will be held today at 15.00 MET (14.00 GMT; 09.00 a.m. ET) and will be webcast live on AEGON's website homepage. The numbers to call to listen in on the conference call are as follows:
        ---------
+31 (0)45 631 6905 (Netherlands)
+44 208 515 2359 (United Kingdom)
+1 416 646 3096 (United States, Canada)

                                                                 EARNINGS REPORT

Report of the Executive Board
-----------------------------
Net income for 2002 of EUR 1,547 million was 35% lower than last year. Results were adversely affected by additions to the provision for bond defaults (EUR 817 million), accelerated amortization of deferred policy acquisition costs (EUR 450 million) and increased provisions for products with guaranteed minimum benefit (EUR 482 million). Comparison with the prior year's result is positively influenced by the additional earnings from acquired J.C. Penney insurance operations (EUR 94 million). The 2001 gain on the sale of operations in Mexico (EUR 343 million) and the loss of earnings on these divested operations (EUR 81 million) negatively influences the comparison with the prior year. Adjusting for the above items, pre-tax earnings would have been marginally higher in 2002 than in 2001. The influence of currency exchange rates on net income was -2%.

Total revenues were 2% lower (1% higher, excluding currency influence) and gross margin was 10% lower (excluding currency influence 6% lower). The decline in gross margin is due primarily to lower investment returns, higher bond default provisions and provisions for guaranteed minimum benefits. Commissions and expenses were 14% above last year (19%, excluding currency influence), which includes the higher DPAC amortization and the expenses of acquired operations. Excluding the acquired operations and the additional DPAC amortization, commissions and expenses were 3% higher.

The effective tax rate for 2002 was 19% compared to 28% for 2001. The lower effective tax rate is largely due to a reduction of the deferred tax liability, favorable adjustments resulting from the filing of the 2001 corporate tax returns in the US, lower taxable income relative to tax preferred investments and tax-exempt income, and a tax loss in the UK.

Results for Transamerica Finance Corporation were USD 48 million (EUR 51 million) as compared to USD 64 million (EUR 72 million) last year. This reflects lower asset balances for 2002 as well as tax benefits and investment gains included in 2001 results, which are non-recurring. Net loss for Transamerica Finance Corporation was USD 15 million (EUR 17 million) compared to a USD 15 million (EUR 17 million) profit in the fourth quarter 2001. The loss in the fourth quarter was due primarily to credit loss provisions in commercial lending and leasing, partially offset by stronger results in real estate information services.

In light of the recent highly volatile financial market environment, we are re-examining our product portfolio and pricing strategies in terms of risk and reward, which may lead to modifications in product benefits and pricing.

The Americas
------------
Net income totaled USD 916 million compared to USD 1,428 million for 2001. Depressed equity and credit markets led to additions to asset default provisions (USD 774 million), higher DPAC amortization (USD 407 million and CAD 31 million) and an increase in guaranteed minimum benefits provisions (USD 203 million and CAD 88 million). The acquired J.C. Penney insurance operations had a positive impact of USD 89 million on pre-tax earnings while 2001 results included USD 307 million on the gain on the sale of divested operations in Mexico as well as USD 73 million of earnings from these operations.

AEGON USA applies return assumptions in its DPAC amortization methodology for variable products. As equity markets do not move in a linear manner, AEGON uses estimates giving consideration to the effect of short-term swings in the equity markets. At the end of the third quarter of 2002, the equity market return assumption was 14.5% for 5 years and 9.5% thereafter. In the fourth quarter these assumptions were changed. AEGON USA currently assumes equity returns of 12.0% for five years and 9.0% thereafter. All returns quoted above are gross returns before any asset management or insurance management and expense fees are deducted. Such fees are deducted from the assumed market returns when projecting the policyholder account values. Variable annuity fees range from approximately 1% to 2.5%. The effect of this change was a further increase of DPAC amortization of USD 77 million in the USA and CAD 16 million in Canada and an increase in the provision for guaranteed minimum benefits of USD 84 million in the USA and CAD 67 million in Canada in the fourth quarter.

Standardized new premium life production in the Americas was flat for the year at USD 984 million, but was 12% higher in the fourth quarter. The increase in traditional life sales was primarily due to the solid production from the Transamerica Insurance and Investment Group. Total annuity and GIC deposits increased 14% to USD 26,907 million for the full year and were 15% higher in the fourth quarter. The strong growth (67% in 2002) in variable annuity sales was primarily driven by expansion of our distribution network as well as product guarantee features. The risks arising from the product guarantee features are continuously evaluated and if appropriate product features altered to limit or mitigate risk. During the first quarter of 2003 AEGON discontinued the guaranteed minimum income benefit (GMIB) feature on its variable annuity product. Fixed annuity sales were positively affected by uncertain and volatile equity markets, even while declining interest rates resulted in lower policyholder crediting rates. Initial crediting rates on fixed annuities declined to an average of 2.7%, which is the effective minimum guaranteed rate. We have refiled products with many of the US state regulators, which would allow us to lower the crediting rate to 2%. Many US states have already approved this change to lower crediting rates on new sales. At the same time, we are leading an industry effort in the United States to tie the level of guarantees to actual interest rates. This effort is still in progress. Off-balance sheet production was USD 18,842 million, a 4% increase for the full year.

Total revenues were 1% higher. Although new business production contributed to the significant increase in general account assets, investment income was 1% lower as a result of lower yields. Commissions and expenses increased 16% due to higher production levels, the higher DPAC amortization and acquired businesses. When adjusted for acquired businesses, operating expenses for the US operations decreased by 4% from the prior year through the ongoing realization of administrative and marketing efficiencies. The organizational restructuring within the Agency Group and the creation of AEGON Financial Partners as an internal service provider have contributed to the cost reduction.

Traditional life results of USD 813 million, up 3%, include USD 160 million of bond defaults compared to USD 157 million for 2001. Fixed annuity results of USD 165 million, down 49%, include USD 401 million of bond defaults compared to USD 229 million for 2001. Fixed annuity results also include a net reduction of DPAC amortization of USD 34 million compared to a positive unlocking of USD 20 million for 2001. GICs and funding agreement results of USD 257 million, up 33%, include bond defaults of USD 174 million compared to USD 159 million for 2001. Life for the account of policyholders results were USD 106 million, up 14%, reflecting lower expense levels. Variable annuity reported a loss of USD 437 million compared to a profit of USD 107 million in 2001. Due to declining equity markets and the adjustment of our equity return assumptions, additional DPAC amortization of USD 327 million and CAD 31 million and guaranteed minimum benefit provisions of USD 199 million and CAD 88 million were charged against results. Fee business results were USD 5 million, USD 69 million lower than 2001. The 2001 results included earnings from divested pension operations in Mexico. Accident and health results increased 60% to USD 233 million due to the acquired insurance operations of J.C. Penney.

The Netherlands
---------------
Net income was EUR 523 million compared to EUR 696 million for 2001. Depressed equity markets led to an additional provision for guaranteed minimum benefits of EUR 209 million.

New life production was EUR 345 million, down 2% for the year, but reflecting a 5% increase for the fourth quarter. Off balance sheet production increased 41% to EUR 1,223 million for the year while savings deposits and investment contracts were 21% and 52% lower, respectively. Sales in retail markets were lower due to fiscal changes and weak equity markets, while production in the group pension business was higher.

Total revenues were level with the prior year at EUR 6,052 million, despite 2% lower investment income on insurance activities, attributable to lower investment yields. Commissions and expenses increased 20% to EUR 666 million. This includes EUR 60 million in investment costs that are recognized on a gross instead of a net basis and which are offset by an equal amount in revenues. The change in presentation is the result of the establishment of AEGON Asset Management as a separate business unit to profile itself as a professional third party investment manager.

Traditional life results of EUR 552 million were 10% lower than 2001 results due to lower interest results and higher lapse rates. Life for the account of policyholder results were EUR 49 million, down from EUR 192 million the prior year. This is primarily due to the provisions for guaranteed minimum benefits of EUR 209 million. Accident and health results of EUR 26 million were EUR 10 million lower than 2001 and reflect higher claims as well as lower investment returns. General insurance results were EUR 24 million, down EUR 13 million from the prior year, due to the October storm claims and lower investment returns. Banking activities were EUR 8 million, down EUR 37 million from 2001, reflecting lower production and investment spreads, as well as increased provisions for credit risk.

United Kingdom
--------------
Net income was GBP 112 million compared to GBP 165 million for 2001. Net income is lower as a direct result of weak equity markets leading to lower management and fund related fees as well as the setting up of provisions to meet costs associated with the expense reduction program.

Standardized new life production was GBP 588 million, 8% lower than 2001, but reflecting a 1% increase in the fourth quarter. Off balance sheet production increased to GBP 437 million, a 59% gain over 2001.

Total revenues increased 3%. Investment income increased GBP 30 million reflecting higher general account assets and capital. Commissions and expenses increased to GBP 314 million, up GBP 93 million due to setting up provisions for restructuring costs, inclusion of operating costs of the acquired distribution companies, additional costs associated with the completion of a major IT systems project and the growth in our protection businesses.

Other Countries
---------------
Net income from other countries was EUR 52 million, a 15% decrease from 2001. The lower result was due primarily to lower results in Spain and start-up activities in Asia. Taiwan showed a modest profit for the first time.

Capital Gains
-------------
EUR 758 million was released as indirect return to income before tax compared with EUR 723 million for 2001. The revaluation account balance at December 31, 2002 was EUR 2,598 million, of which realized gains of EUR 2,056 million and unrealized gains of EUR 542 million.

With International Accounting Standards becoming AEGON's reporting standard in 2005, it is AEGON's intention to discontinue the indirect return system of accounting for capital gains after 2003. Beginning with the first quarter 2004 capital gains will be reported as earnings when realized. Based on current stock market levels, AEGON expects to recognize indirect income in 2003 of approximately EUR 450 million. The remaining realized portion of the revaluation reserve not recognized in 2003 will be transferred directly to the surplus fund at year-end 2003.

Capital and Funding
-------------------
Shareholders' equity was EUR 14,231 million compared to EUR 15,923 million at December 31, 2001, which has been retroactively increased by EUR 631 million for a change in accounting policy under Dutch law. The change in policy is that dividends are no longer accrued until declared. The EUR 1,692 million decrease is primarily due to the balance of: exchange rate losses of EUR 2,100 million; a reduction in the revaluation reserve of EUR 2,042 million; net income after preferred dividend of EUR 1,517 million; paid-in capital on preferred stock of EUR 2,064 million; dividend payments of EUR 731 million; and the revaluation of the total return swaps of EUR -318 million.

AEGON is committed to a strategy of continued financial strength as reflected by the development of AEGON's capital base, which has kept leverage within our prescribed tolerances. At December 31, 2002, equity capital represented 71% of our total capital, while senior and dated subordinated debt raised to support insurance operations comprised 19% of our total capital base. The remaining 10% comprised capital securities, consisting primarily of perpetual subordinated loans.

The capital adequacy of our operating units continues to be strong. Although we manage our capital adequacy to a higher standard than required by the regulators, as of December 31, 2002, solvency for AEGON N.V. was in excess of two times the minimum EU capital requirement. Relative to NAIC requirements in the United States, we held in excess of 350% the minimum required capital.

Dividends
---------
The Board has proposed a dividend of EUR 0.74 per common share for the year 2002 (2001: EUR 0.83). After taking into account the interim dividend of EUR 0.37, this represents a final dividend of EUR 0.37 per common share. The final dividend will be paid entirely in stock. For every 25 shares held one new share will be paid. The stock fraction for the share dividend has been based upon the average price of the AEGON share on the Euronext Amsterdam stock Exchange for the five trading days from February 27 up to and including March 5. AEGON shares will be quoted ex-dividend on April 23, 2003. The dividend will be payable as of May 13, 2003.

AEGON has proposed to pay the final 2002 dividend entirely in shares as a measure of prudence and to retain financial flexibility in uncertain political and economic times. Over the past years, approximately 45% of AEGON's dividends have been paid in shares. AEGON recognizes the importance of offering its shareholders a stable and adequate dividend, which is supported by the company's cash flow and capital position. We consider to propose a dividend for 2003 of EUR 0.40 to be paid in cash or shares depending upon the company's capital position.

Corporate governance
--------------------
AEGON is currently preparing proposals for corporate governance changes to be decided at the Annual General Meeting of Shareholders on April 17, 2003. Further announcements will follow on March 20, 2003.

Disclaimer
----------
Forward-looking statements
The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "intend", "may", "expect", "anticipate", "predict", "project", "counting on", "plan", "continue", "want", "forecast", "should", "would", "is confident" and "will" and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

o changes in general economic conditions, particularly in the United States, The Netherlands and the United Kingdom;

o changes in the performance of financial markets, including emerging markets, including:

     -- the frequency and severity of defaults by issuers in our fixed income investment portfolios; and
     -- the effects of corporate bankruptcies and/or accounting restatements (such as Enron and WorldCom) on the financial markets and the resulting decline in value of equity and debt securities we hold;

o    the frequency and severity of insured loss events;

o changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

o    changes affecting interest rate levels;

o changes affecting currency exchange rates, including the euro/US dollar and euro/UK pound exchange rates;

o increasing levels of competition in the United States, The Netherlands, the United Kingdom and emerging markets;

o changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

o regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

o    acts of God, acts of terrorism and acts of war;

o    changes in the policies of central banks and/or foreign governments;

o    customer responsiveness to both new products and distribution channels;

o competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products; and

o our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Highlights

                                                                                                                amounts in millions
 USD                                                                     EUR                            EUR
      Total year                                                               Fourth quarter                   Total year
-----------------------                                                  ------------------------       -------------------------
 2002     2001      %                                                      2002     2001      %           2002     2001       %
                            Income by product segment
1,379    1,394      -1      Traditional life                                362      226      60          1,457    1,557      -6
  165      321     -49      Fixed annuities                                 -29      -65      55            174      358     -51
  257      193      33      GICs and funding agreements                      68       16                    272      215      27
  351      566     -38      Life for account policyholders                   78      216     -64            371      632     -41
 -437      107              Variable annuities                             -177       32                   -462      120
    2       84     -98      Fee business                                      2       29     -93              2       94     -98
    -      307              Book profit Mexico                                -      343                      -      343
---------------             -------------------------------------------------------------                 ---------------
1,717    2,972     -42      Life insurance                                  304      797     -62          1,814    3,319     -45
  263      187      41      Accident and health insurance                    44       58     -24            278      209      33
   59       60      -2      General insurance                                 6       17     -65             62       67      -7
---------------             -------------------------------------------------------------                 ---------------
2,039    3,219     -37      Total insurance activities                      354      872     -59          2,154    3,595     -40
    8       40     -80      Banking activities                              -24       -1                      8       45     -82
 -296     -355     -17      Interest charges and other                      -45      -62     -27           -313     -397     -21
---------------             -------------------------------------------------------------                 ---------------
1,751    2,904     -40      Income before tax                               285      809     -65          1,849    3,243     -43
 -334     -822     -59      Corporation tax                                  87     -186    -147           -353     -918     -62
   48       64     -25      Transamerica Finance Corporation                -17       17    -200             51       72     -29
---------------             -------------------------------------------------------------                 ---------------
1,465    2,146     -32      Net income                                      355      640     -45          1,547    2,397     -35
=================================================================================================================================

                            Income geographically
1,142    2,034     -44      Americas                                        145      512     -72          1,206    2,272     -47
  624      827     -25      The Netherlands                                 125      232     -46            659      924     -29
  221      333     -34      United Kingdom                                   43      106     -59            233      372     -37
   60       65      -8      Other countries                                  17       21     -19             64       72     -11
---------------             -------------------------------------------------------------                 ---------------
2,047    3,259     -37      Income before tax business units                330      871     -62          2,162    3,640     -41
 -296     -355     -17      Interest charges and other                      -45      -62     -27           -313     -397     -21
---------------             -------------------------------------------------------------                 ---------------
1,751    2,904     -40      Income before tax                               285      809     -65          1,849    3,243     -43
 -334     -822     -59      Corporation tax                                  87     -186    -147           -353     -918     -62
   48       64     -25      Transamerica Finance Corporation                -17       17    -200             51       72     -29
---------------             -------------------------------------------------------------                 ---------------
1,465    2,146     -32      Net income                                      355      640     -45          1,547    2,397     -35
=================================================================================================================================

6,686    7,000      -4      Gross margin                                  1,688    2,018     -16          7,061    7,817     -10

4,935    4,096      20      Commissions and expenses                      1,403    1,209      16          5,212    4,574      14

                            Amounts per common share of EUR 0.12
 1.02     1.58     -35      Net income/1/                                  0.23     0.46     -50           1.08     1.76     -39
 1.02     1.57     -35      Net income fully diluted/1/                    0.23     0.45     -49           1.08     1.75     -38

 As at    As at                                                                                            As at    As at
Dec. 31  Dec. 31                                                                                          Dec. 31  Dec. 31
 2002     2001                                                                                              2002     2001
---------------------------------------------------------------------------------------------------------------------------------
  8.99   10.06    -11       Shareholders' equity/2/                                                        8.57    11.41     -25
  9.54   10.50     -9       Shareholders' equity after full conversion/2/                                  9.10    11.91     -24
=================================================================================================================================

---------------------------------------------------------------------------------------------------------------------------------
                            Number of employees                                                          26,659   25,663       4

                            Outstanding common shares:
                            - Number of common shares (millions)                                          1,445    1,422       2
                            - Weighted average number (millions)                                          1,402    1,357       3
=================================================================================================================================

/1/ Based on the weighted average number of common shares.
/2/ Based on the number of common shares outstanding at the end of the period, adjusted for repurchased own shares.

Revenues and production

                                                                                                                amounts in millions

 USD                                                                       EUR                            EUR
       Total year                                                                Fourth quarter                   Total year
------------------------                                                   ------------------------       -------------------------
  2002     2001     %                                                       2002     2001      %            2002     2001       %
                             Revenues
  1,694    1,939    -13      Life general account single premiums             379      561     -32          1,789    2,165     -17
  5,386    4,954      9      Life general account recurring premiums        1,395    1,474      -5          5,689    5,533       3
  5,900    5,697      4      Life policyholders account single premiums     1,802    1,605      12          6,232    6,363      -2
  3,817    3,779      1      Life policyholders account recurring premiums    807      991     -19          4,031    4,220      -4
-----------------            --------------------------------------------------------------                ----------------
 16,797   16,369      3      Total life insurance gross premiums            4,383    4,631      -5         17,741   18,281      -3
  2,697    2,290     18      Accident and health insurance premiums           664      715      -7          2,848    2,558      11
    726      662     10      General insurance premiums                       172      172       0            767      739       4
-----------------            --------------------------------------------------------------                ----------------
 20,220   19,321      5      Total gross premiums                           5,219    5,518      -5         21,356   21,578      -1
  8,829    8,811      0      Investment income insurance activities/1/      2,300    2,543     -10          9,325    9,840      -5
    394      344     15      Income from banking activities                   127       89      43            416      384       8
-----------------            --------------------------------------------------------------                ----------------
 29,443   28,476      3      Total revenues business units                  7,646    8,150      -6         31,097   31,802      -2
     44       83    -47      Income from other activities                      39       27      44             47       93     -49
-----------------            --------------------------------------------------------------                ----------------
 29,487   28,559      3      Total revenues                                 7,685    8,177      -6         31,144   31,895      -2
===================================================================================================================================

                             Revenues by product segment
 25,029   24,731      1      Life insurance                                 6,553    6,997      -6         26,435   27,620      -4
  3,228    2,666     21      Accident and health insurance                    785      874     -10          3,409    2,977      15
    792      735      8      General insurance                                181      190      -5            837      821       2
    394      344     15      Banking activities                               127       89      43            416      384       8
     44       83    -47      Other activities                                  39       27      44             47       93     -49
-----------------            --------------------------------------------------------------                ----------------
 29,487   28,559      3      Total revenues                                 7,685    8,177      -6         31,144   31,895      -2
===================================================================================================================================

                             Investment income for the account
-10,911   -8,520    -28      of policyholders                               3,342    6,963     -52        -11,524   -9,515     -21
===================================================================================================================================

                             Standardized new premium production
                             life insurance
  6,677    7,465    -11      Single premiums                                1,788    2,117     -16          7,052    8,337     -15
  1,681    1,596      5      Recurring premiums annualized                    487      406      20          1,776    1,783       0
  2,349    2,343      0      Total recurring plus 1/10 single                 666      618       8          2,481    2,617      -5
===================================================================================================================================

                             Deposits
  7,178    6,756      6      Fixed annuities                                1,568    2,443     -36          7,582    7,545       0
  9,827   10,922    -10      GICs and funding agreements                    1,578    2,280     -31         10,379   12,198     -15
  9,902    5,944     67      Variable annuities                             3,393    1,707      99         10,458    6,638      58
-----------------            --------------------------------------------------------------                ----------------
 26,907   23,622     14      Total                                          6,539    6,430       2         28,419   26,381       8
  3,206    3,816    -16      Savings deposits                                 687      931     -26          3,386    4,262     -21
-----------------            --------------------------------------------------------------                ----------------
 30,113   27,438     10      Total production on balance sheet              7,226    7,361      -2         31,805   30,643       4
===================================================================================================================================

                             Net deposits
  3,394    2,763     23      Fixed annuities                                 -304    1,585    -119          3,585    3,086      16
  1,026    2,938    -65      GICs and funding agreements                   -1,226   -1,182      -4          1,084    3,281     -67
  5,190      855             Variable annuities                             2,431      289                  5,481      955
-----------------            --------------------------------------------------------------                ----------------
  9,610    6,556     47      Total                                            901      692      30         10,150    7,322      39
   -318      946   -134      Savings deposits                                -372       44                   -336    1,057    -132
-----------------            --------------------------------------------------------------                ----------------
  9,292    7,502     24      Total net deposits                               529      736     -28          9,814    8,379      17
===================================================================================================================================

    372      731    -49      Investment contracts                              82      168     -51            393      816     -52
===================================================================================================================================

                             Off balance sheet production
 12,196   11,709      4      Synthetic GICs                                 3,621    4,296     -16         12,881   13,077      -1
                             Mutual funds/Collective Trusts and
  8,639    7,629     13      other managed assets                           2,456    3,144     -22          9,125    8,520       7
-----------------            --------------------------------------------------------------                ----------------
 20,835   19,338      8      Total production off balance sheet             6,077    7,440     -18         22,006   21,597       2
===================================================================================================================================

                          /1/Of which indirect income on shares and
    718      647     11      real estate                                      166      182      -9            758      723       5

Americas

                                                                                                                amounts in millions
 USD                                                                     USD                            EUR
    Fourth quarter                                                               Total year                     Total year
-----------------------                                                  ------------------------       -------------------------
 2002     2001      %                                                      2002     2001      %           2002     2001       %
                            Income by product segment
  211       76     178      Traditional life                                813      792       3            859      884      -3
  -23      -58      60      Fixed annuities                                 165      321     -49            174      358     -51
   68       15              GICs and funding agreements                     257      193      33            272      215      27
   26       26       0      Life for account policyholders                  106       93      14            112      104       8
 -173       28              Variable annuities                             -437      107                   -462      120
    7       22     -68      Fee business                                      5       74     -93              5       83     -94
    -      307              Book profit Mexico                                -      307                      -      343
---------------             -------------------------------------------------------------                ----------------
  116      416     -72      Life insurance                                  909    1,887     -52            960    2,107     -54
   42       41       2      Accident and health insurance                   233      146      60            246      164      50
    0        1       -      General insurance                                 0        1       -              0        1       -
---------------             -------------------------------------------------------------                ----------------
  158      458     -66      Total insurance                               1,142    2,034     -44          1,206    2,272     -47

  298      382     -22      of which general account                      1,468    1,760     -17          1,551    1,965     -21
 -140       76              of which policyholders account/1/              -326      274                   -345      307
---------------             -------------------------------------------------------------                ----------------
  158      458     -66      Income before tax                             1,142    2,034     -44          1,206    2,272     -47
   92      -85              Corporation tax                                -226     -606     -63           -239     -677     -65
---------------             -------------------------------------------------------------                ----------------
  250      373     -33      Net income                                      916    1,428     -36            967    1,595     -39
=================================================================================================================================

                            Revenues
  232      394     -41      Life general account single premiums            942    1,047     -10            995    1,170     -15
1,144    1,179      -3      Life general account recurring premiums       4,470    4,179       7          4,721    4,667       1
  141      322     -56      Life policyholders account single premiums      791    1,001     -21            835    1,118     -25
  203      153      33      Life policyholders account recurring premiums   631      712     -11            667      795     -16
---------------             -------------------------------------------------------------                ----------------
1,720    2,048     -16      Total life insurance gross premiums           6,834    6,939      -2          7,218    7,750      -7
  630      605       4      Accident and health insurance premiums        2,469    2,093      18          2,608    2,337      12
    0        6       -      General insurance premiums                        0       10       -              0       11       -
---------------             -------------------------------------------------------------                ----------------
2,350    2,659     -12      Total gross premiums                          9,303    9,042       3          9,826   10,098      -3
1,803    1,872      -4      Investment income insurance activities        7,145    7,233      -1          7,546    8,078      -7
---------------             -------------------------------------------------------------                ----------------
4,153    4,531      -8      Total revenues                               16,448   16,275       1         17,372   18,176      -4
=================================================================================================================================

                            Investment income for the account
1,683    2,999     -44      of policyholders                             -5,648   -5,329      -6         -5,965   -5,951       0
=================================================================================================================================

                            Gross margin, commissions and expenses
1,079    1,296     -17      Gross margin                                  4,676    5,071      -8          4,939    5,664     -13
  921      838      10      Commissions and expenses                      3,534    3,037      16          3,733    3,392      10
=================================================================================================================================

                            Standardized new premium production
                            life insurance
  337      668     -50      Single premiums                               1,578    1,924     -18          1,667    2,149     -22
  241      179      35      Recurring premiums annualized                   826      794       4            872      887      -2
  275      245      12      Total recurring plus 1/10 single                984      986       0          1,039    1,102      -6
=================================================================================================================================

                            Deposits
1,597    2,187     -27      Fixed annuities                               7,178    6,756       6          7,582    7,545       0
1,660    2,041     -19      GICs and funding agreements                   9,827   10,922     -10         10,379   12,198     -15
3,346    1,528     119      Variable annuities                            9,902    5,944      67         10,458    6,638      58
---------------             -------------------------------------------------------------                ----------------
6,603    5,756      15      Total production on balance sheet            26,907   23,622      14         28,419   26,381       8
=================================================================================================================================

                            Off balance sheet production
3,603    3,845      -6      Synthetic GICs                               12,196   11,709       4         12,881   13,077      -1
                            Mutual funds/Collective Trusts and
1,867    2,426     -23      other managed assets                          6,646    6,400       4          7,020    7,148      -2
---------------             -------------------------------------------------------------                ----------------
5,470    6,271     -13      Total production off balance sheet           18,842   18,109       4         19,901   20,225      -2
=================================================================================================================================

/1/ Includes also variable annuities and fees.

The Netherlands

                                                                                                                amounts in millions
EUR                                                                                                       EUR
      Fourth quarter                                                                                            Total year
------------------------                                                                                -------------------------
 2002     2001      %                                                                                     2002     2001       %
                            Income by product segment
  142      134       6      Traditional life                                                                552      614     -10
    6       84     -93      Life for account policyholders                                                   49      192      -7
---------------             -------------------------------------------------------------                 ---------------
  148      218     -32      Life insurance                                                                  601      806     -25
    3        8     -63      Accident and health insurance                                                    26       36     -28
   -2        7    -129      General insurance                                                                24       37     -35
---------------             -------------------------------------------------------------                 ---------------
  149      233     -36      Total insurance                                                                 651      879     -26

  143      149      -4      of which general account                                                        602      687     -12
    6       84     -93      of which policyholders account                                                   49      192     -74
  -24       -1              Banking activities/1/                                                             8       45     -82
---------------             -------------------------------------------------------------                 ---------------
  125      232     -46      Income before tax                                                               659      924     -29
  -25      -55     -55      Corporation tax                                                                -136     -228     -40
---------------             -------------------------------------------------------------                 ---------------
  100      177     -44      Net income                                                                      523      696     -25
=================================================================================================================================

                            Revenues
   48       69     -30      Life general account single premiums                                            507      768     -34
  116       90      29      Life general account recurring premiums                                         564      569      -1
  413      254      63      Life policyholders account single premiums                                    1,171      814      44
  105      325     -68      Life policyholders account recurring premiums                                 1,331    1,486     -10
---------------             -------------------------------------------------------------                 ---------------
  682      738      -8      Total life insurance gross premiums                                           3,573    3,637      -2
   21       23      -9      Accident and health insurance premiums                                          162      146      11
   90       88       2      General insurance premiums                                                      447      422       6
---------------             -------------------------------------------------------------                 ---------------
  793      849      -7      Total gross premiums                                                          4,182    4,205      -1
  379      374       1      Investment income insurance activities                                        1,454    1,484      -2
  127       89      43      Income from banking activities                                                  416      384       8
---------------             -------------------------------------------------------------                 ---------------
1,299    1,312      -1      Total revenues                                                                6,052    6,073       0
=================================================================================================================================

  210      844     -75      Investment income for the account of policyholders                           -1,165     -155
=================================================================================================================================

                            Gross margin, commissions and expenses
  353      382      -8      Gross margin                                                                  1,325    1,479     -10
  228      150      52      Commissions and expenses/2/                                                     666      555      20
=================================================================================================================================

                            Standardized new premium production life insurance
  417      365      14      Single premiums                                                               1,536    1,625      -5
   41       42      -2      Recurring premiums annualized                                                   191      188       2
   83       79       5      Total recurring plus 1/10 single                                                345      351      -2
=================================================================================================================================

                            Deposits
  687      931     -26      Savings deposits                                                              3,386    4,262     -21
---------------             -------------------------------------------------------------                 ---------------
  687      931     -26      Total production on balance sheet                                             3,386    4,262     -21
=================================================================================================================================

   82      168     -51      Investment contracts                                                            393      816     -52
=================================================================================================================================

                            Off balance sheet production
  320      405     -21      Mutual funds and other managed assets                                         1,223      868      41
---------------             -------------------------------------------------------------                 ---------------
  320      405     -21      Total production off balance sheet                                            1,223      868      41
=================================================================================================================================

/1/  Includes income on off balance sheet type products.

/2/ Includes the effect of a change in presentation of investments costs from a net basis to a gross basis and from various provisions formed in 2002.

United Kingdom

                                                                                                                amounts in millions
 GBP                                                                     GBP                            EUR
    Fourth quarter                                                              Total year                      Total year
-----------------------                                                  ------------------------       -------------------------
 2002     2001      %                                                      2002     2001      %           2002     2001       %
                            Income by product segment
    1        1       0      Traditional life                                 12       14     -14             19       22     -14
   30       64     -53      Life for account policyholders                  140      215     -35            224      346     -35
   -4        1              Fee business                                     -6        2                    -10        4
---------------             -------------------------------------------------------------                ----------------
   27       66     -59      Life insurance                                  146      231     -37            233      372     -37

    1        1       0      of which general account                         12       14     -14             19       22     -14
   26       65     -60      of which policyholders account/1/               134      217     -38            214      350     -39
---------------             -------------------------------------------------------------                ----------------
   27       66     -59      Income before tax                               146      231     -37            233      372     -37
   -1      -20     -95      Corporation tax                                 -34      -66     -48            -55     -107     -49
---------------             -------------------------------------------------------------                ----------------
   26       46     -43      Net income                                      112      165     -32            178      265     -33
=================================================================================================================================

                            Revenues
   66       28     136      Life general account single premiums            172      112      54            273      181      51
   21        7              Life general account recurring premiums          81       49      65            129       79      63
  790      602      31      Life policyholders account single premiums    2,636    2,710      -3          4,196    4,361      -4
  282      278       1      Life policyholders account recurring premiums 1,153    1,098       5          1,835    1,767       4
---------------             -------------------------------------------------------------                ----------------
1,159      915      27      Total gross premiums                          4,042    3,969       2          6,433    6,388       1
   55       25     120      Investment income insurance activities          110       80      38            176      129      36
---------------             -------------------------------------------------------------                ----------------
1,214      940      29      Total revenues                                4,152    4,049       3          6,609    6,517       1
=================================================================================================================================

                            Investment income for the account
  733    1,744     -58      of policyholders                             -2,680   -2,066     -30         -4,266   -3,325     -28
=================================================================================================================================

                            Gross margin, commissions and expenses
  133      101      32      Gross margin                                    460      452       2            733      728       1
  106       35              Commissions and expenses                        314      221      42            500      356      40
=================================================================================================================================

                            Standardized new premium production
                            life insurance
  654      607       8      Single premiums                               2,390    2,763     -13          3,804    4,447     -14
   79       82      -4      Recurring premiums annualized                   349      362      -4            556      583      -5
  144      142       1      Total recurring plus 1/10 single                588      638      -8            936    1,028      -9
=================================================================================================================================

                            Off balance sheet production

   90        8              Mutual funds and other managed assets           437      275      59            696      442      57
---------------             -------------------------------------------------------------                ----------------
   90        8              Total production off balance sheet              437      275      59            696      442      57
=================================================================================================================================

/1/  Includes also fee income.

Other countries

                                                                                                                amounts in millions
EUR                                                                                                       EUR
      Fourth quarter                                                                                            Total year
------------------------                                                                                -------------------------
 2002     2001      %                                                                                     2002     2001       %

                            Income by product segment
    9        7      29      Traditional life                                                                 27       37     -27
   -3        0       0      Life for account of policyholders                                               -14      -10     -40
    2        2       0      Fee business                                                                      7        7       0
---------------             -------------------------------------------------------------                 ---------------
    8        9     -11      Life insurance                                                                   20       34     -41
    1        3     -67      Accident and health insurance                                                     6        9     -33
    8        9     -11      General insurance                                                                38       29      31
---------------             -------------------------------------------------------------                 ---------------
   17       21     -19      Total insurance                                                                  64       72     -11

   18       19      -5      of which general account                                                         71       75      -5
   -1        2    -150      of which policyholders account/1/                                                -7       -3    -133
---------------             -------------------------------------------------------------                 ---------------
   17       21     -19      Income before tax                                                                64       72     -11
   -2       -2       0      Corporation tax                                                                 -12      -11       9
---------------             -------------------------------------------------------------                 ---------------
   15       19     -21      Net income                                                                       52       61     -15
=================================================================================================================================

                            Revenues
   -2        5    -140      Life general account single premiums                                             14       46     -70
  109       55      98      Life general account recurring premiums                                         275      218      26
    6       21     -71      Life policyholders account single premiums                                       30       70     -57
   53       46      15      Life policyholders account recurring premiums                                   198      172      15
---------------             -------------------------------------------------------------                 ---------------
  166      127      31      Total life insurance gross premiums                                             517      506       2
   17       16       6      Accident and health insurance premiums                                           78       75       4
   82       78       5      General insurance premiums                                                      320      306       5
---------------             -------------------------------------------------------------                 ---------------
  265      221      20      Total gross premiums                                                            915      887       3
   43       38      13      Investment income insurance activities                                          149      149       0
---------------             -------------------------------------------------------------                 ---------------
  308      259      19      Total revenues                                                                1,064    1,036       3
=================================================================================================================================

   11      -30     137      Investment income for the account of policyholders                             -128      -84     -52
=================================================================================================================================

                            Gross margin, commissions and expenses
   96       76      26      Gross margin                                                                    329      305       8
   79       55      44      Commissions and expenses                                                        265      233      14
=================================================================================================================================

                            Standardized new premium production life insurance
   10       26     -62      Single premiums                                                                  45      116     -61
   80       31     158      Recurring premiums annualized                                                   157      125      26
   81       34     138      Total recurring plus 1/10 single                                                161      137      18
=================================================================================================================================

                            Off balance sheet production

  124       16              Mutual funds and other managed assets                                           186       62
---------------             -------------------------------------------------------------                 ---------------
  124       16              Total production off balance sheet                                              186       62
=================================================================================================================================

/1/  Includes also fee income.

Explanatory notes

As of 2002, in line with accounting guidelines, shareholders dividend is not accrued until it is declared. All other accounting principles applied in this interim report are the same as those applied in the annual accounts 2001.

Traditional life includes income on traditional and fixed universal life products.

Life insurance with investments for account of policyholders includes income on variable universal life, unitised pension (UK), other unit-linked products with investments for account of policyholders and with profit fund in the UK.

Fee business includes income on off balance sheet type products.

Gross margin is calculated as the sum of income before tax and commissions and expenses.

Investments, assets and capital geographically

                                                                    amounts in million EUR (unless otherwise stated)
              United
Americas     Kingdom                                                         The      United        Other       Total        Total
     USD         GBP    As at December 31, 2002          Americas    Netherlands     Kingdom    countries         EUR          USD
-----------------------------------------------------------------------------------------------------------------------------------
                        Investments
 105,544         980    Fixed income                      100,643         10,792       1,507        1,611     114,553      120,132
   3,460          88    Equities and real estate            3,299          4,943         135          133       8,510        8,924
 109,004       1,068    Total general account             103,942         15,735       1,642        1,744     123,063      129,056
-----------------------------------------------------------------------------------------------------------------------------------
  11,952      15,401    Fixed income                       11,397         11,139      23,675          312      46,523       48,789
  23,274      12,940    Equities and real estate           22,193          5,934      19,892          186      48,205       50,552
  35,226      28,341    Total account policyholders        33,590         17,073      43,567          498      94,728       99,341
-----------------------------------------------------------------------------------------------------------------------------------
 144,230      29,409    Total insurance activities        137,532         32,808      45,209        2,242     217,791      228,397
       -           -    Banking activities                      -          7,167           -            -       7,167        7,516
  51,008         806    Off balance sheet assets           48,639          1,689       1,239          471      52,038       54,572
-----------------------------------------------------------------------------------------------------------------------------------
 195,238      30,215    Total assets business units       186,171         41,664      46,448        2,713     276,996      290,485
                        Other investments                                                                         378          397
-----------------------------------------------------------------------------------------------------------------------------------
                        Total group                                                                           277,374      290,882
===================================================================================================================================
 149,948      29,864    Assets business units             142,985         42,750      45,910        2,541     234,186      245,591
                        Other assets                                                                            4,020        4,216
                                                                                                              ---------------------
                        Total assets on balance sheet                                                         238,206      249,807

  16,518       2,028    Capital in units                   15,751          2,605       3,117          399      21,872       22,937

                        Total capital base                                                                     20,058       21,035
                        Other net liabilities                                                                   1,814        1,902
                                                                                                              ---------------------
                        Total                                                                                  21,872       22,937
===================================================================================================================================

                        As at December 31, 2001
-----------------------------------------------------------------------------------------------------------------------------------
                        Investments
  92,614         805    Fixed income                      105,087         11,411       1,323        1,401     119,222      105,070
   4,265          89    Equities and real estate            4,840          6,290         147          155      11,432       10,075
  96,879         894    Total general account             109,927         17,701       1,470        1,556     130,654      115,145
-----------------------------------------------------------------------------------------------------------------------------------
  12,232      14,009    Fixed income                       13,879          6,024      23,022          354      43,279       38,142
  26,477      16,879    Equities and real estate           30,044         12,014      27,739          196      69,993       61,685
  38,709      30,888    Total account policyholders        43,923         18,038      50,761          550     113,272       99,827
-----------------------------------------------------------------------------------------------------------------------------------
 135,588      31,782    Total insurance activities        153,850         35,739      52,231        2,106     243,926      214,972
       -           -    Banking activities                      -          7,047           -            -       7,047        6,210
  44,931         813    Off balance sheet assets           50,982          1,319       1,336          247      53,884       47,488
-----------------------------------------------------------------------------------------------------------------------------------
 180,519      32,595    Total assets business units       204,832         44,105      53,567        2,353     304,857      268,670
                        Other investments                                                                         464          409
-----------------------------------------------------------------------------------------------------------------------------------
                        Total group                                                                           305,321      269,079
===================================================================================================================================
 140,285      32,236    Assets business units             159,180         44,834      52,976        2,400     259,390      228,600
                        Other assets                                                                            4,671        4,117
                                                                                                              ---------------------
                        Total assets on balance sheet                                                         264,061      232,717

  13,920       1,771    Capital in units                   15,795          3,654       2,910          374      22,733       20,035

                        Total capital base                                                                     22,676       19,984
                        Other net liabilities                                                                      57           51
                                                                                                              ---------------------
                        Total                                                                                  22,733       20,035
===================================================================================================================================

Summarized consolidated income statements

                                                                                                                amounts in millions
 USD                                                                     EUR                            EUR
      Total year                                                               Fourth quarter                   Total year
-----------------------                                                  ------------------------       -------------------------
 2002     2001      %                                                      2002     2001      %           2002     2001       %
                             Revenues

 20,220   19,321      5      Gross premiums                                5,219    5,518      -5         21,356   21,578      -1
  8,873    8,894      0      Investment income                             2,339    2,570      -9          9,372    9,933      -6
    394      344     15      Income from banking activities                  127       89      43            416      384       8
----------------             -------------------------------------------------------------                ----------------
 29,487   28,559      3      Total revenues                                7,685    8,177      -6         31,144   31,895      -2

                             Benefits and expenses
  2,397    1,665     44      Premiums to reinsurers                        1,332      504     164          2,532    1,859      36
 18,722   18,563      1      Benefits paid and provided                    4,157    5,057     -18         19,774   20,731      -5
    179      222    -19      Profit sharing and rebates                       34       65     -48            189      248     -24
  4,935    4,096     20      Commissions and expenses for own account      1,403    1,209      16          5,212    4,574      14
    691      771    -10      Interest                                        200      212      -6            730      862     -15
    812      338    140      Miscellaneous income and expenditure            274      321     -15            858      378     127
----------------             -------------------------------------------------------------                ----------------
 27,736   25,655      8      Total benefits and expenses                   7,400    7,368       0         29,295   28,652       2

  1,751    2,904    -40      Income before tax                               285      809     -65          1,849    3,243     -43
   -334     -822    -59      Corporation tax                                  87     -186    -147           -353     -918     -62
     48       64    -25      Transamerica Finance Corporation                -17       17                     51       72     -29
----------------             -------------------------------------------------------------                ----------------
  1,465    2,146    -32      Net income                                      355      640     -45          1,547    2,397     -35
----------------------------------------------------------------------------------------------------------------------------------

Income statement items: average rate 1 EUR = USD 0.9468 (2001: USD 0.8954)

Condensed consolidated balance sheets

                                                                                                                amounts in millions
  As at      As at                                                                                         As at    As at
Dec. 31    Dec. 31                                                                                       Dec. 31  Dec. 31
   2002       2001                                                                                          2002     2001
    USD        USD    %                                                                                      EUR      EUR       %
---------------------------------------------------------------------------------------------------------------------------------
136,969  121,764     12      Investments                                                                 130,608  138,165      -5
  3,729    2,891     29      Group companies and participations                                            3,556    3,280       8
 99,341   99,827      0      Investments for the account of policyholders                                 94,728  113,272     -16
  9,768    8,235     19      Other assets                                                                  9,314    9,344       0
----------------             --------------------------------------------------------------              -----------------
249,807  232,717      7      Total assets                                                                238,206  264,061     -10

 14,924   14,033      6      Total shareholders' equity/1/                                                14,231   15,923     -11
  2,106    1,852     14      Capital securities                                                            2,008    2,101      -4
    646      590      9      Subordinated (convertible) loans                                                616      670      -8
  3,359    3,509     -4      Senior debt related to insurance activities                                   3,203    3,982     -20
----------------             --------------------------------------------------------------              -----------------
 21,035   19,984      5      Total capital base                                                           20,058   22,676     -12

107,926   94,520     14      Technical provisions/2/                                                     102,914  107,251      -4
                             Technical provisions with investments for
 99,341   99,827      0      the account of policyholders/3/                                              94,728  113,272     -16
 21,505   18,386     17      Other liabilities/4/                                                         20,506   20,862      -2
----------------             --------------------------------------------------------------              -----------------
249,807  232,717      7      Total shareholders' equity and liabilities                                  238,206  264,061     -10
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                         /1/ Shareholders' equity January 1                                               15,923   13,424
                             Retained earnings                                                             1,517    2,394
                             Dividend paid                                                                  -731     -541
                             Paid in surplus / Issuance of new shares                                      2,053    1,685
                             Currency exchange rate differences                                           -2,100      386
                             Goodwill                                                                        -70     -286
                             Repurchased and sold own shares                                                   0      -21
                             Change revaluation account                                                   -2,042   -1,537
                             Sale Mexico                                                                      -       602
                             Other changes                                                                  -319     -183
----------------------------------------------------------------------------------------------------------------------------------
 14,924   14,033             Shareholders' equity end of period/5/                                        14,231   15,923
----------------------------------------------------------------------------------------------------------------------------------
                     %                                                                                                         %
----------------------------------------------------------------------------------------------------------------------------------
 42,014   33,639     25  /2/ Of which fixed annuities                                                     40,063   38,170       5
 25,961   24,626      5  /2/ Of which GICs and funding agreements                                         24,755   27,943     -11
-15,938  -14,511     10  /2/ Of which deferred policy acquisition costs                                  -15,198  -16,466      -8
 32,458   34,131     -5  /3/ Of which variable annuities                                                  30,951   38,728     -20
  6,674    5,690     17  /4/ Of which savings accounts                                                     6,364    6,456      -1
  2,725    4,089    -33  /5/ Including revaluation account                                                 2,598    4,640     -44
  2,156    3,438    -37      of which realized gains                                                       2,056    3,901     -47
----------------------------------------------------------------------------------------------------------------------------------

Balance sheet items: closing rate 1 EUR = USD 1.0487 (2001: 0.8813)

Summarized information Transamerica Finance Corporation

                                                                                                                amounts in millions
USD                                                                      USD                            EUR
    Fourth quarter                                                               Total year                     Total year
-----------------------                                                  ------------------------       -------------------------
 2002     2001      %                 INCOME STATEMENT                     2002     2001      %           2002     2001       %


                            Revenues

  143      182     -21      Finance charges                                 636      823     -23            672      919     -27
  110      107       3      Leasing revenues                                420      438      -4            444      489      -9
   63       65      -3      Real estate information services                240      253      -5            254      283     -10
   32       51     -37      Other revenues                                  134      234     -43            141      261     -46
---------------             -------------------------------------------------------------                 ---------------
  348      405     -14      Total revenues                                1,430    1,748     -18          1,511    1,952     -23

                            Expenses
   48       84     -43      Interest and debt expense                       239      421     -43            252      470     -46
   80       81      -1      Salaries and other employee expenses            314      327      -4            332      365      -9
   52       53      -2      Depreciation on equipment held for lease        210      220      -5            222      246     -10
  183      168       9      Miscellaneous income and expenditure            552      667     -17            583      745     -22
---------------             -------------------------------------------------------------                 ---------------
  363      386      -6      Total expenses                                1,315    1,635     -20          1,389    1,826     -24

  -15       19    -179      Income before tax                               115      113       2            122      126      -3
    8        8       0      Corporation tax                                 -32       -1                    -34       -1
---------------             -------------------------------------------------------------                 ---------------
   -7       27    -126      Net income from operations                       83      112     -26             88      125     -30
=================================================================================================================================

                            Net income by segment
   -4       19    -121      Commercial lending                               89       78      14             94       87       8
   -6        5              Leasing                                          -9      -11      18             -9      -12      25
   14        9      56      Real estate information services                 40       38       5             42       42       0
  -11       -6     -83      Other                                           -37        7                    -39        8
---------------             -------------------------------------------------------------                 ---------------
   -7       27    -126      Net income from operations                       83      112     -26             88      125     -30
=================================================================================================================================

                            Income reported by AEGON
   -7       27    -126      Net income from operations                       83      112     -26             88      125     -30
   -8      -12     -33      Funding costs on the related raised debt        -35      -48     -27            -37      -53     -30
---------------             -------------------------------------------------------------                 ---------------
  -15       15              Net income reported by AEGON                     48       64     -25             51       72     -29
=================================================================================================================================
Income statement items: average rate 1 EUR = USD 0.9468 (2001: USD 0.8954)

 As at      As at                                                                                         As at    As at
Dec. 31    Dec. 31                                                                                       Dec. 31  Dec. 31
 2002       2001                                                                                           2002     2001
 USD        USD       %                     BALANCE SHEET                                                  EUR      EUR       %
---------------------------------------------------------------------------------------------------------------------------------
6,007    6,931     -13      Finance receivables                                                           5,728    7,865     -27
  102      114     -11      Equipment                                                                        97      129     -25
2,485    2,864     -13      Other assets                                                                  2,370    3,250     -27
---------------             ----------------------------------------------------------------------------------------------
8,594    9,909     -13      Total assets                                                                  8,195   11,244     -27

1,627    1,642      -1      Accounts payable and other liabilities                                        1,551    1,863     -17
6,052    7,145     -15      Debts                                                                         5,771    8,108     -29
  915    1,122     -18      Shareholders' equity                                                            873    1,273     -31
---------------             -----------------------------------------------------------------------------------------------------
8,594    9,909     -13      Total liabilities and shareholders' equity                                    8,195   11,244     -27
=================================================================================================================================

Balance sheet items: closing rate 1 EUR = USD 1.0487 (2001: 0.8813)